Exhibit 99.2

HIGH TIDE INC.

(THE “COMPANY”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

This report describes the matters voted upon and the outcome of the annual general and special meeting of shareholders of the Company held virtually on July 6, 2023 (the “Meeting”). The Meeting is described below and in greater detail in the management information circular of the Company dated May 26, 2023 (the “Circular”), a copy of which is available on SEDAR.

At the Meeting, there were 10,290,885 common shares of the Company (each a “Common Share”) present or represented by proxy, carrying one vote per Common Share, and representing 13.71% of the issued and outstanding Common Shares entitled to vote at the Meeting.

Business

The following sets forth a brief description of each matter, which was voted upon at the Meeting, and the outcome of such vote:

1.	Ernst & Young LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix their remuneration. The results of such votes were as follows:
Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
10,269,230	99.79%	21,665	0.21%
2.	The number of directors of the Company was fixed at five. The results of such votes were as follows:
Votes For	% of Votes For	Votes Against	% of Votes Against
10,239,703	99.50%	51,182	0.50%
3.	Each director nominee proposed in the Circular was elected as a director to hold office until the close of the next annual meeting of shareholders or until the director’s successor is elected or appointed or until they otherwise cease to hold office. The results of such votes were as follows:
Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Harkirat (Raj) Grover	10,234,663	99.45%	56,222	0.55%
Christian Sinclair	10,243,410	99.54%	47,475	0.46%
Arthur Kwan	9,953,829	96.72%	337,056	3.28%
Nitin Kaushal	10,122,667	98.37%	118,988	1.63%
Andrea Elliott	10,042,599	97.59%	248,286	2.41%

4.	By-Law No. 3 which provides advance notice for nominations of Directors of the Corporation was approved. The results of such votes were as follows:
Votes For	% of Votes For	Votes Against	% of Votes Against
10,108,298	98.23%	182,587	1.77%

DATED at Calgary, Alberta, as of the 6th day of July 2023.

HIGH TIDE INC.

signed “Sergio Patino”

Sergio Patino
Interim Chief Financial Officer